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Quick Law Group
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

December 27, 2006

Max A. Webb, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

Re:
Crystal International Travel Group, Inc.
Amendment no. 6 to Registration Statement on Form SB-2
Filed December 26, 2006
File No. 333-136143

Dear Mr. Webb and Ms. Bancroft,

Thank you for your comment letter dated December 19, 2006 regarding Amendment no. 5 to the registration statement on Form SB-2 for Crystal International Travel Group, Inc. (the "Company").

The following responses reference page numbers of marked versions of Amendment no. 6.

  Registration Statement
  Item 26. Recent Sales of Unregistered Securities

  1.
  On pages II-3 and II-4, the Company has revised its disclosure to include the promissory notes and warrants described on pages 9 and 10 of the prospectus.

  Signature Page

  2.
  On page II-7, the chief financial officer and controller's signature has been added.

Please do not hesitate to contact me at (720) 259-3393 or (303) 641-3735 with any questions or concerns. The Company's Chief Executive Officer can be reached at (973) 644-0900 or (908) 938-1172.

We both look forward to working with you to finalize this process.

Best regards,
/s/ JEFFREY M. QUICK
Jeffrey M. Quick
cc:
Mr. Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.

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Quick Law Group A PROFESSIONAL CORPORATION ATTORNEYS AT LAW